Form 51-102F3
Material Change Report

For: Response Biomedical Corp.
8081 Lougheed Hwy
Burnaby, BC V5A 1W9

Date: 16 December 2004

Date of Material Change: 15 November 2004

News Release: Dated 15 November 2004, released electronically, by Canada NewsWire, and posted on the Company website at http://www.responsebio.com/

Material Change

Response Biomedical Engages Haywood Securities Inc. To Broker Proposed $1.5 Million Private Placement

     VANCOUVER, Nov. 15 /CNW/ - Response Biomedical Corp. (TSX-V: RBM), is announcing that it has engaged Haywood Securities Inc. in connection with a proposed best efforts brokered private placement of up to 1,875,000 Units at a price $0.80 per Unit, each Unit consisting of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant shall entitle the holder thereof to purchase one common share of the Company at a price of $1.15 per share for a period of 24 months from the closing date of the private placement.
     "In anticipation of additional working capital needs, the proceeds of the proposed financing will be used to continue enhancing our sales, scaling -up manufacturing capacity to meet near-term demand for our current product lines, and expediting new product development opportunities to broaden the RAMP product portfolio," says Bill Radvak, President and CEO.
     The completion of the offering will be subject to certain conditions of closing, including receipt of all necessary regulatory approvals and the execution of a definitive agency agreement.

Contacts:	Chief Financial Officer – Robert G. Pilz
Investor Relations – Don Bradley